FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 12 September 2002

By Theresa Robinson

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

NEWS RELEASE

12 September 2002
Ref: 135

corus

CORUS GROUP plc

INTERIM REPORT FOR THE HALF YEAR TO 29 JUNE 2002

CONTENTS

This Interim Report sets out the results for the six months to 29 June 2002 and, unless otherwise stated, comparisons are to the six months to 30 June 2001. Figures for the twelve months ended 29 December 2001 have been extracted from the audited accounts which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified report.

Corus
30 Millbank
London SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

CORUS GROUP plc

CHAIRMAN'S STATEMENT

"The half year under review saw a turning point in the decline of carbon steel selling prices which began in 2001. This decline was due to weak economic conditions across our major markets in Europe and North America exacerbated by over-production. However, production cutbacks in Europe gathered pace during early-2002 as producers addressed the problem of over-supply, a situation which had been encouraged by the threat of tariffs from the United States Government and, ultimately, their introduction at levels of up to 30% on imported steel.

Against this background the second quarter saw some modest recovery in European selling prices, although for flat products these increases only partially mitigated the impact of the continuing price falls seen during the first quarter. Despite these challenging market conditions and blast furnace disruptions which occurred during the first half, progress continued to be made in improving the operational performance and efficiency of the Group's carbon steel business.

In aluminium, demand for rolled and extruded products improved in most world markets during the first half of the year after a sharp fall in the final quarter of 2001. In terms of primary aluminium, increasing over-supply was reflected in higher LME stocks and led to lower average metal prices during the first half of 2002.

In these difficult market conditions, the Group incurred an operating loss of £207m for the half year to 29 June and the loss after tax and minority interests amounted to £237m. Net debt amounted to £1,680m at 29 June giving a gearing ratio to net tangible assets of some 59%.

In the light of the results, and as already stated, the Board has decided that no interim dividend will be paid. A decision on the recommendation for a final dividend will be taken in March next year.

Since the end of the half year, steel selling prices in Europe have continued to improve despite the general uncertainty as to the strength of the expected global economic recovery, reflecting a combination of cutbacks in production, some rebuilding of steel stocks by customers and a modest improvement in consumption levels. Additional price increases are expected in Europe during the rest of 2002.

As to the future, the pace and timing of economic recovery across major markets remains uncertain, not least the strength of the manufacturing sector in Europe and particularly in the UK. Further price developments will be dependent on these factors.

Two significant disposals have been announced by Corus during 2002. In March, we commenced the process to sell the Group's aluminium interests. The first step was announced in August when Corus reached agreement with Alcan to sell its entire 20% interest in the Aluminerie Alouette smelter in Canada. The sale is expected to be completed later this month for a cash consideration of some £108m. It is anticipated that agreement will be reached on the divestment of our remaining aluminium assets by the end of this year.

CORUS GROUP plc

CHAIRMAN'S STATEMENT, continued

The sale to Outokumpu of our stainless steel interests, a 23.2% stake in AvestaPolarit, was announced on 1 July 2002 and cash proceeds of around £356m were received in mid-August.

The disposal of our stainless steel interests and the continuing process to sell our aluminium assets reaffirms the Corus strategy of focusing the Group around a strong carbon steel core operation. It was in this context that the Boards of Corus and CSN announced on 17 July that they had reached agreement in principle to merge the two companies, providing the opportunity to capitalise on the complementary strengths of both Groups."

Sir Brian Moffat
12 September 2002

REVIEW OF THE PERIOD

Summary

The Group operating loss for the half year, including exceptional items, amounted to £207m (2001: £200m) and was dominated by losses in carbon steel of £228m (2001: £239m). Group turnover was £3,576m (2001: £4,040m) and operating costs totalled £3,783m (2001: £4,240m). Exceptional items for the first half amounted to a net credit of £45m (2001: a net charge of £47m), which mainly related to the release of surplus provisions following renegotiation and reappraisal of obligations for environmental and contractual liabilities for site closures, and for manpower productivity and restructuring programmes previously announced. Comparisons are also affected by the impact of discontinued operations (stainless steel) and these and other factors are discussed below ('Carbon steel', 'Aluminium' and 'Discontinued operations').

Carbon steel

Following the sharp slowdown in global economic growth during 2001, there was some recovery in major markets during the first half year. In our major European market, growth was mainly driven by higher exports with domestic demand generally weak.

Turnover for the first half totalled £3,076m (2001: £3,408m) and included reduced levels of turnover through distribution and further processing of £602m (2001: £772m), and of other turnover of £113m (2001: £121m). Carbon steel product turnover amounted to £2,361m and was 6% below the level of 2001 (£2,515m). This reflected the combined effects of a 3% fall in sales volume and lower average revenue, which also fell by 3%. Carbon steel operating costs for the first half totalled £3,304m (2001: £3,647m). Excluding the impact of exceptional items, underlying costs at £3,349m were 7% below the level of 2001 (£3,600m), with the key factors influencing comparisons being lower sales, the impact of blast furnace outages and continuing cost and efficiency benefits.

REVIEW OF THE PERIOD, continued

Steelmaking operations during the first half of the year were affected by blast furnace outages at Port Talbot and IJmuiden. The rebuild of the No. 5 furnace at Port Talbot is progressing on schedule and is expected to be completed in early-2003. Stock levels were higher at Port Talbot at the end of the half year due to third party slab purchases while the furnace is being rebuilt. At IJmuiden the planned reline of the No. 6 furnace was successfully completed at the end of June and site capacity is expected to build up to an annual rate of 6.5 million tonnes by the end of 2002. Although these outages inevitably disrupted operations, good progress was nevertheless made in securing further operating and efficiency improvements.

In the U.K. the major restructuring programme, announced in February 2001, was completed in line with plan, with the closure of the Ebbw Vale site in July. Together with other measures implemented across UK-based businesses, there was a reduction of some 900 jobs during the half year. The 'High Performance Strip UK' project is progressing well and it is anticipated that benefits will accelerate during the next two years, with aggregate benefits of some £150mpa by end-2004. In the Netherlands, the 'World Class IJmuiden' project has made good progress with around 60% of targeted benefits expected to have been secured by the end of this year, rising to its overall target of EUR300m (approximately £194m) by early-2004. The Direct Sheet Plant ('DSP') successfully met product quality targets during the first half. The level of output from the DSP, some 350,000 tonnes during the first half year, reflected the adverse impact of the furnace reline at IJmuiden, but an annual operating rate of some 1 million tonnes is anticipated by the end of 2002. In the Netherlands, there were some 300 job reductions effected during the first half.

Aluminium

Although European demand for rolled and extruded products improved during the first half of 2002 as compared to the low levels seen in the final quarter of 2001, there was a fall of some 3.5% from the level of the first half of 2001. The underlying LME aluminium price averaged US$1,366 in the half year, a fall of 12% on the corresponding period in 2001, as metal stocks increased against a background of a 4% expansion of global capacity but only a 1% rise in consumption. Corus' aluminium turnover of £500m was 9% below the level of 2001 (£552m) and mainly reflected a fall of 8% in average revenue. Operating costs totalled £479m and were 7% below the level of 2001 (£516m) and reflected lower LME-linked material prices and the fall in sales volume.

Discontinued operations (stainless steel)

On 22 January 2001 Avesta Sheffield, the Group's 51%-owned stainless steel business, ceased to be a subsidiary of Corus. From that date, AvestaPolarit became an associated undertaking with Corus holding a 23.2% stake. On 1 July 2002, Corus announced the sale of its stake in AvestaPolarit (see 'Acquisitions and Investments' below) and consequently the stainless steel activities of Corus have been treated as discontinued operations in the accounts for the half year.

REVIEW OF THE PERIOD, continued

Profit and loss account

The Group operating loss after exceptional items amounted to £207m. This translated into a total operating loss of £188m, after taking account of Corus' share of operating results of its joint ventures and associated undertakings amounting to £19m, of which £16m related to AvestaPolarit. There was a profit of £18m reported on sale of fixed assets, which included some £12m in respect of the ongoing insurance settlement related to the rebuilding of the Port Talbot No. 5 blast furnace. The net loss of £12m on disposals included a goodwill write-off of some £15m related to AvestaPolarit. The loss before interest was £182m (2001: £178m) and net interest payable amounted to £52m, unchanged from the level of the first half of 2001. After taking account of tax and minority interests, a net loss of £237m (2001: £195m) was incurred.

Securitisation of trade debtors

On 15 April 2002, Corus launched a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade debtors to a third party which is funded ultimately in the commercial paper markets. Cash advanced against this pool takes into account, inter alia, the risks that may be attached to the debtors and the expected collection period. Under FRS 5 'Reporting the substance of transactions' the cash advanced has been offset against the assigned trade debtors in a linked presentation. Included within debtors due within one year are the following amounts:

	£m
Securitised gross trade debtors	315
Less non returnable proceeds	(185)
Net securitised trade debtors	130
Other trade debtors	940
Total trade debtors	1,070

Cash flow and financing

The net cash outflow from operating activities was £6m, the key feature being a net reduction in working capital of £101m, which included the benefit of £185m from the securitisation of trade debtors. A net cash outflow from capital expenditure and financial investments of £41m included gross capital expenditure of £75m and there was a net cash outflow of £43m related to returns on investments and servicing of finance. After taking account of these and other movements, net debt amounted to £1,680m at 29 June 2002 and represented a gearing ratio of 59% to net tangible assets. On 11 January 2002, the Company issued EUR307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of the Company. Most of the funds from the securitisation programme and almost all of the bond issue proceeds, in aggregate amounting to some EUR540m (approximately £348m), were used to pay down and cancel part of the Company's EUR2,400m bank facility.

CORUS GROUP plc

REVIEW OF THE PERIOD, continued

Employees

Employees at 29 June 2002 totalled 51,600 (52,700 at 29 December 2001). The net reduction of 1,100 included 1,200 job losses related to previously announced efficiency measures.

Acquisitions and Investments

In March 2002 Corus announced that, following a reappraisal of its position in the global aluminium industry, it was to offer its aluminium businesses for sale. On 16 August 2002 Corus announced that it had agreed to sell its 20% interest in the Aluminerie Alouette smelter to Alcan for US$165m (approximately £108m) in cash, with a consideration for working capital on completion, which is expected to be later this month. It is anticipated that agreement will be reached on the sale of the Group's remaining aluminium assets by the end of this year. On 1 July 2002 Corus announced the disposal of its 23.2% stake in AvestaPolarit to Outokumpu for EUR6.55 per share in cash, plus EUR25m in cash as consideration for the termination of the shareholders' agreement between Corus and Outokumpu entered into in connection with the formation of AvestaPolarit in January 2001. The total proceeds amounted to some EUR555m (approximately £356m) and were applied to reduce Group debt when the transaction was completed in mid-August.

On 17 July 2002 Corus announced that its Board and that of Companhia Siderúrgica Nacional (CSN) had reached agreement in principle on the terms of a proposed merger of the two companies. Under the terms of the proposed merger existing Corus shareholders will hold 62.4% of the enlarged group. The transaction will be structured such that existing CSN shareholders will receive shares in a new Brazilian listed holding company that will, in turn, hold 37.6% of the enlarged share capital of Corus. Non-binding Heads of Agreement have been entered into by Corus and CSN, and set out the key terms of the proposed merger and the process envisaged for preparing and executing definitive documentation and achieving completion, which is expected to occur during the first quarter of 2003. Based on a preliminary assessment, the proposed merger is expected to generate annual EBITDA savings of approximately US$250m by the end of the third full year of trading following completion. The one-off cost of securing these benefits is estimated at approximately US$300m.

Accounting Policies

The accounts for the half year have been prepared in accordance with the accounting policies set out in the Report & Accounts for the period to 29 December 2001, except for the adoption of the new US accounting standards referred to in Note 10.

Forward Looking Statements: Statements in this release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and Corus cannot give assurance that such statements will prove to be correct.

CORUS GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
TURNOVER			
Group and share of joint ventures	3,729	4,163	7,924
Less share of joint ventures' turnover	(153)	(123)	(225)
GROUP TURNOVER			
Continuing operations	3,576	3,960	7,619
Discontinued operations	-	80	80
	3,576	4,040	7,699
Operating costs before exceptional items	(3,828)	(4,193)	(8,076)
Restructuring and impairment exceptional items credited/(charged) against operating costs	45	(47)	(8)
TOTAL OPERATING COSTS	(3,783)	(4,240)	(8,084)
GROUP OPERATING LOSS			
Continuing operations	(207)	(203)	(388)
Discontinued operations	-	3	3
	(207)	(200)	(385)
SHARE OF OPERATING RESULTS OF JOINT VENTURES AND ASSOCIATED UNDERTAKINGS			
Continuing operations	3	7	10
Discontinued operations	16	13	2
	19	20	12
TOTAL OPERATING LOSS	(188)	(180)	(373)
Profit on sale of fixed assets	18	1	17
(Loss)/profit on disposal of businesses, subsidiaries and associated undertakings	(12)	1	2
LOSS BEFORE INTEREST	(182)	(178)	(354)
NET INTEREST AND INVESTMENT INCOME			
Group	(51)	(50)	(103)
Joint ventures and associated undertakings	(1)	(2)	(5)
LOSS BEFORE TAXATION	(234)	(230)	(462)
Taxation	(2)	37	43
LOSS AFTER TAXATION	(236)	(193)	(419)
Minority Interests	(1)	(2)	-
LOSS FOR FINANCIAL PERIOD	(237)	(195)	(419)
Dividends	-	-	-
LOSS RETAINED FOR THE PERIOD	(237)	(195)	(419)
Basic loss per ordinary share	(7.58)p	(6.25)p	(13.42)p
Diluted loss per ordinary share	(7.58)p	(6.25)p	(13.42)p

CORUS GROUP plc

CONSOLIDATED BALANCE SHEET

	Unaudited at 29 June 2002 £m	Unaudited at 30 June 2001 £m	Audited at 29 Dec 2001 £m
FIXED ASSETS			
Intangible assets	130	145	135
Tangible assets	3,048	3,183	3,064
Investments in joint ventures	126	134	128
Investments in associated undertakings	365	373	358
Other investments and loans	62	75	65
	3,729	3,910	3,750
CURRENT ASSETS			
Stocks	1,332	1,434	1,320
Debtors: amounts falling due after more than one year	492	447	468
Debtors: amounts falling due within one year	1,500	1,654	1,396
Less: securitisation of trade debtors	(185)	-	-
Net debtors falling due within one year	1,315	1,654	1,396
Short term investments	3	62	11
Cash at bank and in hand	201	150	173
	3,343	3,747	3,368
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	(1,680)	(1,876)	(1,729)
NET CURRENT ASSETS	1,663	1,871	1,639
TOTAL ASSETS LESS CURRENT LIABILITIES	5,392	5,781	5,389
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Convertible bonds	(310)	(110)	(109)
Other borrowings	(1,456)	(1,519)	(1,503)
Other creditors	(28)	(68)	(34)
PROVISIONS FOR LIABILITIES AND CHARGES	(581)	(684)	(576)
ACCRUALS AND DEFERRED INCOME			
Regional development and other grants	(43)	(51)	(46)
	2,974	3,349	3,121
CAPITAL AND RESERVES			
Called up share capital	1,565	1,561	1,564
Share premium account	6	5	5
Statutory reserve	2,338	2,338	2,338
Other reserves	201	201	201
Profit and loss account	(1,194)	(816)	(1,047)
SHAREHOLDERS' FUNDS - EQUITY INTERESTS	2,916	3,289	3,061
MINORITY INTERESTS			
Equity interests in subsidiary undertakings	58	60	60
	2,974	3,349	3,121

CORUS GROUP plc

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
Loss for financial period	(237)	(195)	(419)
Exchange translation differences on foreign currency net investments	90	(51)	(58)
Total recognised losses relating to the period	(147)	(246)	(477)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Unaudited at 29 June 2002 £m	Unaudited at 30 June 2001 £m	Audited at 29 Dec 2001 £m
Shareholders' funds at beginning of period	3,061	3,495	3,495
Loss for the period	(237)	(195)	(419)
Exchange translation differences on foreign currency net investments	90	(51)	(58)
Transfer of goodwill	-	40	40
New shares issued	2	-	3
Shareholders' funds at end of the period	2,916	3,289	3,061

CORUS GROUP plc

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
Net cash (outflow)/inflow from operating activities	(6)	36	172
Dividends from joint ventures and associated undertakings	5	5	9
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest and other dividends received	7	13	16
Interest paid	(49)	(70)	(124)
Interest element of finance lease rental payments	(1)	(2)	(2)
Net cash outflow from returns on investments and servicing of finance	(43)	(59)	(110)
TAXATION			
UK corporation tax received/(paid)	5	(10)	5
Overseas tax (paid)/received	(7)	(9)	8
Tax (paid)/received	(2)	(19)	13
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets	(78)	(100)	(167)
Sale of tangible fixed assets	31	7	37
Purchase of other fixed asset investments	(7)	(3)	(3)
Purchase of intangible fixed assets	(1)	-	-
Loans to joint ventures and associated undertakings	-	(1)	-
Repayment of loans by joint ventures and associated undertakings	14	-	3
Net cash outflow from capital expenditure and financial investments	(41)	(97)	(130)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings and businesses	(1)	-	-
Investments in joint ventures and associated undertakings	(2)	(3)	(12)
Sale and exchange of businesses and subsidiary undertakings	2	56	52
Sale of joint ventures and associated undertakings	(1)	3	9
Net cash (outflow)/inflow from acquisitions and disposals	(2)	56	49

CORUS GROUP plc

CONSOLIDATED CASH FLOW STATEMENT, continued

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
Equity dividends paid to shareholders	-	-	-
Net cash (outflow)/inflow before use of liquid resources and financing	(89)	(78)	3
Management of liquid resources:			
Net sale/(purchase) of short term investments	8	(25)	27
FINANCING			
Issue of ordinary shares	2	-	-
Cash inflow from issue of ordinary shares	2	-	-
New loans	186	179	282
Repayment of borrowings	(71)	(274)	(333)
Capital element of finance lease rental payments	(3)	(5)	(9)
Increase/(decrease) in debt	112	(100)	(60)
Net cash inflow/(outflow) from financing activities	114	(100)	(60)
INCREASE/(DECREASE) IN CASH IN PERIOD	33	(203)	(30)

CORUS GROUP plc

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
Increase/(decrease) in cash	33	(203)	(30)
(Decrease)/increase in liquid resources	(8)	25	(27)
(Increase)/decrease in debt	(112)	100	60
Change in net funds resulting from cash flows in period	(87)	(78)	3
Debt and liquid resources exchanged	-	103	103
Effect of foreign exchange rate changes	(33)	12	10
Movement during the period	(120)	37	116
Net debt at beginning of the period	(1,560)	(1,676)	(1,676)
Net debt at end of the period	(1,680)	(1,639)	(1,560)

ANALYSIS OF NET BORROWINGS

	Unaudited at 29 June 2002 £m	Unaudited at 30 June 2001 £m	Audited at 29 Dec 2001 £m
Cash at bank and in hand	201	150	173
Bank overdrafts	(20)	(177)	(27)
Short term investments	3	62	11
Other short term loans	(94)	(69)	(101)
Long term borrowings	(1,742)	(1,572)	(1,586)
Obligations under finance leases	(28)	(33)	(30)
	(1,680)	(1,639)	(1,560)

CORUS GROUP plc

SUPPLEMENTARY INFORMATION

1. Turnover & operating result

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
SEGMENTAL TURNOVER			
Carbon steel products	2,361	2,515	4,792
Distribution & further processing	602	772	1,433
Other turnover	113	121	309
Carbon steel	3,076	3,408	6,534
Aluminium	500	552	1,086
Stainless steel (discontinued operations)	-	80	80
Group turnover	3,576	4,040	7,699
BY DESTINATION			
UK	1,046	1,162	2,291
Europe (excluding UK)	1,817	2,107	3,899
North America	435	467	889
Other areas	278	304	620
	3,576	4,040	7,699
PRODUCT TURNOVER			
Carbon steel products:			
UK	830	914	1,737
Europe (excluding UK)	1,134	1,222	2,258
North America	261	250	504
Other areas	136	129	293
	2,361	2,515	4,792
Aluminium (*):			
UK	45	32	104
Europe (excluding UK)	335	390	737
North America	85	86	171
Other areas	35	44	73
	500	552	1,085
(*): comprising:			
Rolled products	331	367	683
Extrusions	101	112	213
Primary metal	68	73	189
	500	552	1,085

CORUS GROUP plc

SUPPLEMENTARY INFORMATION

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
GROUP OPERATING RESULT			
Carbon steel	(228)	(239)	(446)
Aluminium	21	36	58
Stainless steel (discontinued operations)	-	3	3
	(207)	(200)	(385)
2. Sales volume	kt	kt	kt
Carbon steel products:			
UK	2,989	3,199	6,146
Europe (excluding UK)	4,130	4,151	7,994
North America	811	750	1,573
Other areas	457	542	1,163
	8,387	8,642	16,876
Aluminium(*):			
UK	32	16	78
Europe (excluding UK)	195	221	429
North America	48	37	78
Other areas	16	23	36
	291	297	621
(*): comprising:			
Rolled products	168	171	320
Extrusions	46	49	91
Primary metal	77	77	210
	291	297	621
3. Total operating costs	£m	£m	£m
Raw materials & consumables	1,634	1,802	3,539
Maintenance costs (excluding own labour)	378	409	706
Other external charges	628	668	1,272
Employment costs	789	902	1,633
Depreciation & amortisation (net of grants released)	161	194	376
Other operating costs	197	316	543
Changes in stock	1	(24)	61
Own work capitalised	(5)	(27)	(46)
	3,783	4,240	8,084

CORUS GROUP plc

SUPPLEMENTARY INFORMATION

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
4. Exceptional items			
As included in total operating costs:			
- Redundancy & related costs	(3)	39	(9)
- Accelerated depreciation	(11)	4	5
- Other asset write-downs	(1)	-	(13)
- Other rationalisation costs	(30)	4	25
	(45)	47	8
5. Net interest & investment income			
Interest receivable	7	12	15
Interest payable	(57)	(61)	(116)
Finance leases	(1)	(1)	(2)
Group	(51)	(50)	(103)
Joint ventures & associated undertakings	(1)	(2)	(5)
	(52)	(52)	(108)
6. Taxation			
UK corporation tax	2	-	25
Double tax relief	(2)	-	(25)
Prior year credit/(charge)	4	(3)	(6)
Overseas taxes	(9)	12	28
Current tax	(5)	9	22
UK deferred tax	-	(51)	(58)
Overseas deferred tax	2	-	(12)
Group tax	(3)	(42)	(48)
Joint ventures	1	3	3
Associated undertakings	4	2	2
	2	(37)	(43)

Deferred tax assets amounting to £177m have been recognised. The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of £933m, of which £414m are UK losses.

CORUS GROUP plc

SUPPLEMENTARY INFORMATION

	Unaudited 6 months to 29 June 2002	Unaudited 6 months to 30 June 2001	Audited 12 months to 29 Dec 2001
7. Reconciliation of operating result to net cash flow from operating activities	**£m**	**£m**	**£m**
Operating loss	(207)	(200)	(385)
Depreciation & amortisation (net of grants released)	161	194	376
Exceptional items (excluding accelerated depreciation)	(34)	43	3
Utilisation of provisions	(27)	(48)	(137)
Decrease/(increase) in stocks	22	(73)	41
Decrease/(increase) in debtors	81	(87)	177
(Decrease)/increase in creditors	(2)	203	91
Other movements (net)	-	4	6
	(6)	36	172
8. Employees	**numbers**	**numbers**	**numbers**
Average weekly numbers employed:			
UK	26,300	30,100	28,800
Netherlands	12,000	12,600	12,400
Other countries	13,800	14,900	14,400
	52,100	57,600	55,600
Numbers employed at end of period:			
UK	25,800	28,500	26,700
Netherlands	11,900	12,300	12,200
Other countries	13,900	14,100	13,800
	51,600	54,900	52,700

9. **Pensions – FRS 17**

The following amounts are in respect of the British Steel (BS) scheme and other Group pension schemes, and were measured in accordance with the UK requirements of FRS 17.

At 29 June 2002	BS scheme £m	Other schemes £m
Total market value of assets	7,857	3,191
Present value of scheme liabilities	(6,600)	(3,085)
Surplus in the scheme	1,257	106
Non-recoverable surplus	(222)	-
Recoverable surplus	1,035	106
Related deferred tax liability	(311)	(40)
Net pension asset	724	66

CORUS GROUP plc

SUPPLEMENTARY INFORMATION

10. US GAAP

	Unaudited 6 months to 29 June 2002 £m	Unaudited 6 months to 30 June 2001 £m	Audited 12 months to 29 Dec 2001 £m
Loss for the period	(237)	(185)	(419)
Adjustments:			
Amortisation of goodwill	6	(2)	(5)
Impairment of US GAAP goodwill on adoption of SFAS 142 (net of release of negative goodwill)	(22)	-	-
Depreciation of fixed assets	-	2	5
Loss on sale of associated undertaking/subsidiary	15	(203)	(202)
Interest costs capitalised	4	8	8
Depreciation of capitalised interest	(9)	(9)	(16)
Pension costs	60	42	100
Stock-based employee compensation awards	(8)	(5)	(9)
Accelerated depreciation	(8)	(15)	(21)
Deferred taxation	(18)	(24)	18
Profit/(loss) on commodity derivatives	25	-	(25)
Loss on foreign currency derivatives	(3)	-	(4)
Loss for the period – US GAAP	(195)	(401)	(570)
Basic loss per ADS – US GAAP	£(0.62)	£(1.28)	£(1.83)
Diluted loss per ADS – US GAAP	£(0.62)	£(1.28)	£(1.83)
Shareholders' equity	2,916	3,289	3,061
Adjustments:			
Additional goodwill under US GAAP	3	104	99
UK GAAP goodwill on AvestaPolarit	(75)	(127)	(93)
Fixed assets	-	(50)	(77)
Purchase consideration	(26)	(28)	(26)
Interest costs capitalised (net of depreciation)	114	127	119
Pension costs	302	184	242
Accelerated depreciation	298	312	306
Deferred taxation	(196)	(212)	(178)
Liabilities for derivatives	(7)	-	(29)
Shareholders' equity – US GAAP	3,329	3,599	3,424

During the current period Corus has adopted SFAS 141 'Business Combinations' and SFAS 142 'Goodwill and Other Intangible Fixed Assets'. Under these standards goodwill is no longer amortised (which totalled £23m last year under US GAAP) but instead is assessed for impairment each year. The standards also require that any negative goodwill will be immediately credited to the result.

CORUS GROUP plc

Independent Review Report to Corus Group plc

Introduction

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 29 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London
12 September 2002

Notes:
(a) The maintenance and integrity of the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.